FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 11, 2007 announcing that Australia’s Optus selects Registrant for broadband satellite network expansion.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated December 12, 2007

Australia’s Optus selects Gilat for broadband satellite network expansion

New SkyEdge hubs and thousands of VSATs to be deployed by Optus for broadband services throughout Australia –

Petah Tikva, Israel, December 11, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Optus, an Australian leader in integrated communications, is expanding its network with two additional SkyEdge satellite hub stations and thousands of VSATs. SkyEdge VSAT technology will provide cost-effective connectivity to regions in Australia which otherwise would not be able to benefit from broadband Internet services.

The SkyEdge platform can serve tens of thousands of subscribers, providing high-speed IP connectivity with excellent space segment efficiency. Advanced features such as embedded Internet acceleration enables Optus to provide the user experience subscribers demand at a cost they can afford.

Optus deployed one of the first SkyEdge networks and has since expanded it several times. With this latest expansion, Optus will operate one of the world’s largest Gilat satellite hub installations comprising more than 20,000 Gilat VSATs to serve a wide range of corporate, government and residential customers.

Paul Sheridan, Head of Optus Satellite said Optus is pleased to be working with Gilat to meet the challenges of building a scalable network infrastructure that supports the Australian Government’s broadband scheme.

“Optus is an experienced Australian satellite operator with a successful track record in delivering broadband services to customers throughout rural, regional and remote Australia who rely on satellite for their communication services. Optus has been recognized again by the Australian Government through its approval to participate in the Australian Broadband Guarantee (ABG) program,” Mr. Sheridan said.

Optus’ expansion of its SkyEdge network will support the Australian government’s ABG program, which provides registered Internet Service Providers with incentive payments to supply higher-bandwidth services to regional, rural and remote areas. During the past few years, Gilat’s SkyEdge systems have been deployed by Optus to operate earlier government telecom programs – Broadband Connect and HiBIS. Through a variety of technologies, these previous programs enabled more than 200,000 homes and businesses overall to receive a subsidized high-quality broadband service as well as allowing an additional one million premises to gain access to broadband services.

“This latest expansion by Optus demonstrates Gilat’s commitment to providing high quality VSAT networks and meeting the requirements of leading telecom operators,” said Erez Antebi, CEO of Gilat Network Systems. “We look forward to continuing our strong support of Optus and its important contribution to improving the quality of life for Australians by providing broadband service availability to citizens regardless of where they live.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Optus
Optus is an Australian leader in integrated communications. The Company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, Internet and satellite services and subscription television. Further information about the services Optus offers and customer eligibility is available at www.optus.com.au.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com